UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: April 21, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 21, 2011, entitled “Supplementary Notice of the 2010 Annual General Meeting”.
99.2	Announcement dated April 21, 2011, entitled “Revised Form of proxy for the Annual General Meeting to be held on 27 May 2011”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

SUPPLEMENTARY NOTICE OF THE 2010 ANNUAL GENERAL MEETING

Reference is made to the notice of annual general meeting for 2010 (“Annual General Meeting”) of CNOOC Limited (the “Company”) dated 7 April 2011 (“AGM Notice”). As set out in the AGM Notice, the board of directors of the Company (the "Board") resolved to propose at the Annual General Meeting the ordinary resolutions contained in the AGM Notice for its shareholders’ consideration and approval.

On 15 April 2011, the Company announced that Mr. Fu Chengyu has resigned as Chairman of the Board and non-executive director of the Company and that Mr. Wang Yilin has been appointed as Chairman of the Board and non-executive director of the Company with effect from 15 April 2011. Pursuant to Article 101 of the articles of association of the Company, Mr. Wang Yilin will be eligible for re-election in the coming Annual General Meeting. Mr. Wang Yilin has been recommended by the Board and has offered himself for re-election.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Annual General Meeting will be held on 27 May 2011, at 3:00 p.m. at Island Shangri-La Hong Kong. In addition to the resolutions contained in the AGM Notice, the following amendment to the ordinary resolution A3 ("Ordinary Resolution A3") will be considered and approved at its discretion at the meeting:

(i) The deletion of the following paragraphs from Ordinary Resolution A3

“Fu Chengyu

Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 31 years of experience in the oil industry in China. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC in 1982 and served as the Chinese Deputy Chief Representative, Chief Representative, Secretary to the Management Committees and Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Vice President of Phillips Asia Inc., General Manager of the Xijiang Development Project, General Manager of CNOOC Nanhai East Corporation and Vice President of CNOOC. Subsequently, he became

Executive Vice President, President and Chief Operating Officer of the Company in 2001. From September 2002 to August 2010, he served as Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. Mr. Fu served as Chief Executive Officer of the Company from October 2003 to September 2010, the Chairman of the Board of Directors of CNOOC China Limited from October 2003 to September 2010 and Chairman of the Board of Directors of CNOOC International Limited from August 1999 to September 2010, both being subsidiaries of the Company. Mr. Fu was appointed as Chairman of the Board of the Company on October 2003. He became the President of CNOOC in October 2003. He also serves as Chairman of CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd., Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Fu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 26,973,000 share options in the Company, Mr. Fu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Fu, Mr. Fu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Fu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Fu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Fu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.”

(ii) The insertion of the following paragraphs in place of (i) above

 “Wang Yilin

Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April

2011, Mr. Wang serves as Chairman of China National Offshore Oil Corporation. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders.”

Save as set out above, all resolutions and the notes contained in the AGM Notice shall remain to have full force and effect.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 21 April 2011

Notes:

1.
A supplemental form of proxy (the "Supplemental Form of Proxy") containing the revised resolution will be enclosed and dispatched together with this supplemental notice. If you intend to appoint a proxy, you should complete and return the Supplemental Form of Proxy in accordance with the instructions printed thereon and return it not less than 36 hours before the time for holding the Annual General Meeting or any adjournment thereof (as the case may be). If you have returned a valid original form of proxy (the "Original Form of Proxy") but have not completed and returned the Supplemental Form of Proxy, your proxy stated in the Original Form of Proxy will still be entitled to vote at his/ her discretion in respect of Ordinary Resolution A3(i) set out in the Supplemental Form of Proxy.

2.
Apart from the proposed new ordinary resolution set out above, all matters in connection with the Annual General Meeting remain the same. For details in connection with the other resolutions to be put forward at the Annual General Meeting, qualification for attending, registration procedure, appointment of proxy and other relevant matters, please refer to the AGM Notice dated 7 April 2011.

As at the date of this announcement, the Board of Directors comprises of the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.2

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Revised Form of proxy for the Annual General Meeting to be held on 27 May 2011

I/We(Note 1)

of

being the registered holder(s) of	shares(Note 2) of HK$0.02 each in the share capital of the above-named Company

HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or

of

as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 27 May 2011 at 3 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors' Report thereon for the year ended 31 December 2010.
A2.	To declare a final dividend for the year ended 31 December 2010.
A3.	(i) To re-elect Mr. Wang Yilin as Non-executive Director;	(i)	(i)
	(ii) To re-elect Mr. Li Fanrong as Executive Director;	(ii)	(ii)
	(iii) To re-elect Mr. Lawrence J. Lau as Independent Non-executive Director;	(iii)	(iii)
	(iv) To re-elect Mr. Wang Tao as Independent Non-executive Director; and	(iv)	(iv)
	(v) To authorise the Board of Directors to fix the remuneration of each of the Directors.	(v)	(v)
A4.	To re-appoint the Company’s independent auditors and to authorise the Board of Directors to fix their remuneration.
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.

B2.
To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.

B3.
To extend the general mandate granted to the Directors to allot, issue and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.

Dated this _________ day of _____________________ 2011	Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.